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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

	Predecessor				Successor
	Year Ended December 31,			Six weeks ended February 11, 2005	Forty-six weeks ended December 31, 2005	Year Ended December 31, 2006	Three months ended March 31, 2006	Three months ended March 31, 2007
	2002	2003	2004
	(in thousands)
Income (loss) before taxes and minority interest	$47,216	$32,892	$51,645	$(9,261)	$(34,478)	28,861	2,799	7,094
Add (subtract):
Equity in net income from affiliated companies	(6,646)	(3,212)	(10,249)	265	(3,108)	(21,341)	(3,418)	(7,765)
Dividends received from affiliates	1,000	44	7,189	—	6,500	16,070	2,500	5,000
Interest expense	8,055	7,386	6,541	771	37,529	51,894	12,640	13,016
Amortization of debt issuing costs	207	252	404	30	2,012	2,440	610	610
Portion of rents representative of an interest factor	2,193	2,168	2,197	215	2,040	2,890	723	690

Income (loss), as adjusted	$52,025	$39,530	$57,727	$(7,980)	$10,495	$80,814	$15,854	$18,645

Fixed charges:
Interest expense	$8,055	$7,386	$6,541	$771	$37,529	$51,894	$12,640	$13,016
Amortization of debt issuing costs	207	252	404	30	2,012	2,440	610	610
Portion of rents representative of an interest factor	2,193	2,168	2,197	215	2,040	2,890	723	690

Total fixed charges	$10,455	$9,806	$9,142	$1,016	$41,581	$57,224	$13,973	$14,316

Ratio of earnings to fixed charges	4.98	4.03	6.31	(a )	(a )	1.41	1.13	1.30

(a)
Ratio not shown due to coverage deficiency in the amount of $8,996 and $31,086 for the six weeks ended February 11, 2005 and the forty six weeks ended December 31, 2005, respectively.

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Computation of Ratios of Earnings to Fixed Charges